LOSS PER COMMON SHARE COMPUTATION
VANGUARD AIRLINES, INC.


                                       Nine Months ended September 30,
                                         1997                   1996

Net Loss                                $(21,689,726)       $(11,429,768)

Weighted average number of common and
common equivalent shares outstanding (1)12,916,055           8,626,709

Net loss per share                        $(1.68)                $(1.32)



(1) In 1997 and 1996, outstanding stock options and warrants were not considered in the net loss per share calculation, as their effects are antidilutive.